Renegade Running, LLC
Profit and Loss
January - December 2023

	Total
Income	
Conjured Membership	500.00
Sale - In Store	505,777.62
Sale - Online	203,250.41
Sales of Product Income	16,638.63
Sales Tax Income	55,890.39
Shipping	8,169.28
Total Income	**$ 790,226.33**
Cost of Goods Sold	
Cost of Goods Sold	-5,214.73
Purchases	333,432.80
Total Cost of Goods Sold	**$ 328,218.07**
Gross Profit	**$ 462,008.26**
Expenses	
Accounting	9,200.00
Advertising & Marketing	58,523.01
Alarm	930.58
Auto	
Auto Gas	349.53
Auto Parking	993.25
Auto Rental	133.43
Auto Repairs & Maintenance	75.00
Total Auto	**$ 1,551.21**
Bank Charges	360.00
Computer Expenses	1,217.21
Donation	220.00
Dues & Subscriptions	4,800.18
Event Registration	5,965.92
Insurance	
Liability Insurance	5,340.08
Total Insurance	**$ 5,340.08**
Legal & Professional Fees	215.00
Meals	2,395.25
Meeting & Promotions	3,505.64
Merchant Fees	16,977.88
Occupancy	
Rent	75,720.33
Total Occupancy	**$ 75,720.33**
Office Equipment	1,853.42

Office Expenses		20,293.82
Payroll Expenses		
Payroll Tax		11,436.74
Salary & Wages		124,300.00
Total Payroll Expenses	$	**135,736.74**
Postage & Delivery		7,813.91
Printing		683.31
Professional Development		375.70
Repairs & Maintenance		1,295.81
Sales Tax Expense		40,541.60
Taxes & Licenses		50.00
Telephone & Internet		3,331.01
Trash		1,066.61
Travel		5,098.85
Utilities		3,730.50
Web Hosting Expense		10,975.36
Total Expenses	$	**419,768.93**
Net Operating Income	$	**42,239.33**
Other Income		
Other Income		152,929.25
Total Other Income	$	**152,929.25**
Other Expenses		
Amortization Expense		80.00
Depreciation		3,804.00
Interest Expense		68,757.11
Total Other Expenses	$	**72,641.11**
Net Other Income	$	**80,288.14**
Net Income	$	**122,527.47**

Renegade Running, LLC
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
Change Fund	100.00
Checking 9640	15,688.77
Total Bank Accounts	$ 15,788.77
Other Current Assets	
Accounts Receivable	36,712.73
Due to/from Shareholder	76,732.92
Inventory	442,566.87
Total Other Current Assets	$ 556,012.52
Total Current Assets	$ 571,801.29
Fixed Assets	
Accumulated Amortization	-437.00
Accumulated Depreciation	-194,272.00
Equipment	22,337.13
Intangible Asset	1,200.00
Leasehold Improvements	189,608.00
Total Fixed Assets	$ 18,436.13
TOTAL ASSETS	$ 590,237.42
LIABILITIES AND EQUITY	
Liabilities	
Other Current Liabilities	
Accounts Payable	17,101.56
Direct Deposit Payable	912.65
Loan - Beneficial State Bank	97,500.00
Loan - Commercial Collection	5,500.00
Loan - Fundomate Tech Funding	21,000.00
Loan - Shopify	52,488.00
Payroll Liabilities	
CA PIT / SDI	735.27
CA SUI / ETT	360.75
Federal Taxes (941/944)	1,096.12
Federal Unemployment (940)	116.40
Total Payroll Liabilities	$ 2,308.54
Total Other Current Liabilities	$ 196,810.75
Total Current Liabilities	$ 196,810.75
Total Liabilities	$ 196,810.75
Equity	

Preferred Stock		250,000.00
Retained Earnings		20,899.20
Net Income		122,527.47
Total Equity	**$**	**393,426.67**
TOTAL LIABILITIES AND EQUITY	**$**	**590,237.42**

Monday, Jul 01, 2024 01:04:51 PM GMT-7 - Accrual Basis

Renegade Running, LLC
Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	122,527.47
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	(16,638.63)
Inventory	(285,393.50)
Amortization	80.00
Depreciation	3,804.00
Accounts Payable	(5,214.73)
Accrued Expenses	(14,141.49)
Payroll Liabilities	3,221.19
Sales Tax Payable	(69,773.02)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(384,056.18)**
Net cash provided by operating activities	**(261,528.71)**
INVESTING ACTIVITIES	
Equipment	(16,320.00)
Net cash provided by investing activities	**(16,320.00)**
FINANCING ACTIVITIES	
Due to/from Shareholder	1,170.00
Gifts Cards	(16,787.98)
Loan - Beneficial State Bank	(30,000.00)
Loan - Commercial Collection	5,500.00
Loan - Fundomate Tech Funding	21,000.00
Loan - Shopify	41,042.41
Loan - Yardline	(10,530.00)
Preferred Stock	250,000.00
Net cash provided by financing activities	**261,394.43**
Net cash increase for period	**(16,454.28)**
Cash at beginning of period	32,243.05
Cash at end of period	**15,788.77**